

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2013

Via E-mail
Brett Cormier
Chief Financial Officer
Assured Pharmacy, Inc.
5600 Tennyson Parkway, Suite 390
Plano, Texas 75024

>   **Re: Assured Pharmacy, Inc.**
>   **Schedule TO-I**
>   **Filed October 21, 2013**
>   **File No. 005-79019**

Dear Mr. Cormier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Exchange.

Schedule TO

1.   Please disclose the information required by Item 13 of Schedule TO. See General Instruction E to Schedule TO.

Offer to Exchange

Summary of Terms, page 4

2.   We note the reference to the subordination agreement "pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock (to be designated) has been made in full[.]" Please reconcile this description with the actual provision in the form of subordination agreement filed as Exhibit (a)(1)(G), which indicates that the New Debentures would be

subordinated not only to the Series D Senior Convertible Preferred Stock but all other obligations, liabilities and indebtedness "whether now existing or hereafter arising" between the company and certain unidentified investors.

1. Background and Purpose of the Offer, page 9

3.   Please revise to explain more clearly how the proposed transaction with Pinewood Trading Fund, L.P. relates to this exchange offer. For instance, we note that the form of subordination agreement filed as Exhibit (a)(1)(G) indicates that certain unidentified investors are contemplating a $3 million investment that is somehow conditioned on the occurrence of this exchange offer.

4.   Please clarify whether there is any limitation on the availability of Option #1 versus Option #2. For instance, confirm that the company currently has authorized under its articles of incorporation an amount of shares of common stock sufficient to cover the consideration offered in this exchange offer (including the shares of common stock underlying the convertible securities), no matter how many tendering security holders choose each option.

6. Extension of the Offer; Termination; Amendment, page 12

5.   We note that the company is offering to exchange "certain" of its outstanding 16% Senior Convertible Debentures and may "increase or decrease the number of Eligible Securities eligible to participate in this Offer[.]" Please tell us whether any other debentures or warrants are outstanding. In addition, please confirm that any decrease in the number of Eligible Securities would be done in a manner consistent with Exchange Act Rule 13e-4(f)(8)(i), and advise us as to how this would be accomplished. We also note that, if this disclosure is intended to address circumstances covered by Exchange Act Rule 14e-1(b), that rule addresses the percentage of the class of securities being sought, rather than the number of securities of the class of securities being sought.

10. Description of 16% Senior Convertible Debentures and Warrants…, page 14

Effect of Exchange of Warrants on the Availability of Rule 144, page 15

6.   Please revise to disclose the "cashless exercise" provision in each of the New Warrants and explain the applicability of Rule 144 in the event of a cashless exercise.

11. Information Regarding Assured Pharmacy, page 15

Financial Information, page 15

7.   Please revise this section to include all of the information specified in Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. For guidance, refer to

> Section I.H, Q & A No. 7, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001, available on our website.

8.   We note the statement in the Schedule TO that the company has not provided pro forma financial information because the company cannot anticipate which option the tendering security holders will choose. Please tell us what consideration you have given to providing pro forma financial information illustrating the effect of the transaction assuming two hypothetical scenarios, one in which tendering security holders choose only Option #1 and the second in which they choose only Option #2.

12. Interests of Directors and Executive Officers; Transactions and Arrangements, page 16

9.   Refer to the following sentence on page 16: "To the best of our knowledge, none of our directors or executive officers has engaged in transactions involving the Eligible Securities during the past 60 days." Please tell us why you need to qualify your disclosure as "to the best of [your] knowledge." Explain what prevents you from knowing and disclosing this information. Alternatively, please remove the qualification. See the Instructions to Item 1008(b) of Regulation M-A.

Press Release dated October 21, 2013

10.   The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to this offer. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3317 or, in my absence, Perry J. Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Alexandra M. Ledbetter

Alexandra M. Ledbetter
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Joshua D. Brinen, Esq.
Brinen & Associates, LLC